UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Major Shareholders

Filed herewith is a notification with regard to Major Shareholders by Syngenta AG. The full text of the notification follows:
# # #

Major shareholders

Based on Article 20 of the Swiss Stock Exchange Act Syngenta AG has received the following notification from Deutsche Bank Group. Deutsche Bank Group reported a holding of 5,859,880 Ordinary Shares corresponding to 5,21% of the share capital of Syngenta AG. Deutsche Bank Group consists of the following members:

–	Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main
–	Deutsche Asset Management Investmentgesellschaft mbH, Mainzer Landstrasse 178-190, D-60327 Frankfurt am Main
–	Deutsche Asset Management Investments Services Ltd, One Appolt St, GB-London EC2A 2UU
–	Deutsche Asset Management Life & Pensions Ltd, One Appolt St, GB-London EC2A 2UU
–	Deutsche Asset Management Ltd, One Appolt St, GB-London EC2A 2UU
–	Deutsche Investment Trust Managers Ltd, One Appolt St, GB-London EC2A 2UU
–	Nissay Deutsche Asset Management Europe Ltd, One Appolt St, GB-London EC2A 2UU
–	Deutsche Investment Management Americas Inc., 345 Park Av, New York, USA-NY 10154
–	Deutsche Bank Nominees (Jersey) Ltd, St. Paul’s Gate, New Street, GBJ-St.Helier, JE4 82B
–	Deutsche Vermögensbildungsgesellschaft mbH, Mainzer Landstrasse, 178-190, D-60327 Frankfurt am Main
–	DWS Investment GmbH, Mainzer Landstrasse 178-190, D-60327 Frankfurt am Main
–	DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4, A-1010 Wien
–	DWS Investments Italy SGR SPA, Via M. Gioia n.8, I-20124 Milano
–	Deutsche Bank Securities Inc., 31 West 52nd Street, New York, USA-NY10019
–	Deutsche Bank Trust Company Americas Inc., 130 Liberty Street, New York, USA-NY 10006

In compliance with Article 19 of the Swiss Stock Exchange Ordinance-FBC this information will be published in the Swiss Official Gazette of Commerce.

Syngenta AG
Basel, Switzerland April 11, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: April 11, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary